December 19, 2019

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549

ATTN: Mr. Robert Klein
Mr. Hugh West, Branch Chief

RE:    CME Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019
File No. 001-31553

Dear Gentlemen:

This letter sets forth the responses of CME Group Inc. (“CME”, “the Company”, “we”, “our” or “us”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) from comment letter dated December 5, 2019 with respect to the above referenced Form 10-K. For your convenience, we have duplicated the original comments of the Staff as set forth in the comment letter below in italics in providing our responses to each of the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2018 Notes to Consolidated Financial Statements
3. Business Combinations, page 62

1.
We note that you completed the acquisition of NEX Group plc (NEX) on November 2, 2018 and, as disclosed in Exhibit 99.1 in your Form 8-K filed on November 8, 2018, that the pro forma 2017 annual revenues would be $4.3 billion giving effect to the acquisition, compared to your actual 2017 GAAP revenues of $3.6 billion. However, it is not clear where you have disclosed all information required by ASC 805 for this acquisition, such as the amounts of post-acquisition revenues and earnings or supplemental pro forma revenues and earnings required by ASC 805-10-50-2(h). In your future filings, please revise to disclose all information required by ASC 805-10-50 or tell us why you do not think it is required.

CME Response:

We propose to include the following disclosure within footnote 3 Business Combinations in our Form 10-K for the fiscal year ended December 31, 2019:

On November 2, 2018, the company completed its acquisition of NEX and its subsidiaries. For the two-month period ended December 31, 2018, NEX revenues and net losses, which include transaction-related costs, were $133.6 million and ($42.5) million respectively.
The following table presents pro forma information as if the acquisition of NEX had occurred on January 1, 2017. This pro forma information combines the historical condensed consolidated results of operations of CME and NEX after giving effect to certain adjustments, including purchase accounting fair value adjustments, amortization of intangibles, stock-based compensation expense and acquisition costs, as well as the related income tax effects of those adjustments. The pro forma information does not necessarily reflect the results of operations that would have occurred had the company acquired NEX on January 1, 2017. Furthermore, cost savings and other business synergies related to the acquisition are not reflected in the pro forma amounts.

(in millions)	2018	2017
Total revenues	$4,983.8	$4,388.4
Net income	2,030.8	4,043.3

2.
Please provide us with a summary of the income significance test pursuant to Rule 1-02(w) of Regulation S-X prepared in your determination of whether audited financial statements of NEX and full pro forma financial information should be provided pursuant to Rule 3-05 and Article 11 of Regulation S-X, respectively.

CME Response:

When an SEC registrant consummates or it is probable that it will consummate a significant business acquisition, SEC Regulation S-X Rule 3-05 (Rule 3-05) may require the filing of certain financial statements for the acquired or to be acquired business. For example, the registrant may be required to file a Form 8-K with financial statements for a significant acquiree. The determination as to whether an acquisition represents a “significant” business acquisition involves three tests:

A.	Asset Test: Compare CME’s share of NEX’s total assets to CME’s consolidated total assets.

B.	Investment Test: Compare total purchase price of NEX to CME’s total assets.

C.	Income Test: Compare CME’s equity in NEX’s income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle to that of CME’s net income.

All three tests must be performed, and the one that results in the highest significance level will determine the financial statement periods that must be presented. The threshold begins at 20% for such financial statement requirements under Rule 3-05. The below table presents the results of the significance tests performed as of March 31, 2018 for NEX and December 31, 2017 for CME - the most recent pre-acquisition annual financial statements that are required to be filed with the SEC should generally be used for the significance tests.

	Test
(in millions)	NEX	CME	Result

Asset Test	$2,414.4	$75,791.2	3%

Investment Test	5,600.0	75,791.2	7%

Income Test	174.6	2,526.3	7%

As the NEX acquisition does not meet the 20% threshold noted above, the disclosure of audited financial statements and other pro forma information in accordance with SEC Regulation S-X Rule 3-05 (Rule 3-05) is not required.

In addition, at the Staff’s request, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Please do not hesitate to call me at 312-930-4596 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ John Pietrowicz
John Pietrowicz
Senior Managing Director & Chief Financial Officer
CME Group Inc.